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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------


                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                NTS-PROPERTIES VI
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     NTS-PROPERTIES VI (OFFEROR AND ISSUER)
                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E407
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    J.D. NICHOLS, MANAGING GENERAL PARTNER OF
                    NTS-PROPERTIES ASSOCIATES VI AND MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee

               TRANSACTION VALUATION: $1,140,000                             AMOUNT OF FILING FEE
3,000 LIMITED PARTNERSHIP INTERESTS AT $380.00 PER INTEREST (a)                   $228.00 (b)

         (a)   Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)   Calculated as 1/50th of 1% of the Transaction Value.

     |X| Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:                                             $15.20
         Form or Registration No.:                                           Schedule TO
         Filing Party:                                                       See Filing Persons listed above
         Date Filed:                                                         June 25, 2001

     | | Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          |X| third-party tender offer subject to rule 14d-1.


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          |X| issuer tender offer subject to rule 13e-4.
          | | going private transaction subject to Rule 13e-3.
          | | amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |




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     This Amendment No. 3 dated September 21, 2001 supplements and amends the
Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 2001 by NTS-Properties VI, a Maryland limited partnership (the "Partnership"), ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership (collectively, the "Offerors"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase limited partnership interests in the Partnership (the "Offer"). The Original Statement was subsequently amended by filing Amendment No. 1 on July 30, 2001 and Amendment No. 2 on August 31, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment constitutes the third amendment to the Original Statement by including a copy of the Notice sent by the Partnership to limited partners dated September 21, 2001 notifying limited partners that the date the Offer is scheduled to expire is being extended from September 25, 2001 to October 31, 2001 and that the number of Interests the Offerors are willing to purchase is being increased from 200 to 3,000. The notice is included as Exhibit (a)(1)(ix) to this Amendment No. 3 to Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     (a)(1)(ix) Notice sent by the Partnership to Limited Partners dated September 21, 2001.









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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2001             NTS-PROPERTIES VI, a Maryland limited
                                     partnership

                                     By:  NTS-PROPERTIES ASSOCIATES VI
                                          General Partner

                                     By:  /S/ J. D. NICHOLS
                                          -------------------------------------
                                          J.D. Nichols, Managing General Partner


                                     ORIG, LLC, a Kentucky limited liability
                                     company.

                                     By:  /S/ J. D. NICHOLS
                                          -------------------------------------
                                          J.D. Nichols, Manager


                                     /S/ J. D. NICHOLS
                                     ------------------------------------------
                                     J. D. Nichols, individually



                                     /S/ BRIAN F. LAVIN
                                     ------------------------------------------
                                     Brian F. Lavin, individually





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                                    EXHIBITS


Exhibit
Number          Description
------          -----------
(a)(1)(ix)      Notice sent by the Partnership to Limited Partners dated
                September 21, 2001.







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